TurboSonic Technologies, Inc.
550 Parkside Drive, Suite A-14
Waterloo, Ontario, Canada N2L 5V4

Via EDGAR

January 31, 2013

U.S. Securities and Exchange Commission
Division Of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TurboSonic Technologies, Inc.
Registration Statement on Form S-1, File No. 333-177647

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TurboSonic Technologies, Inc (the “Registrant”) respectfully requests the withdrawal of its Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities Exchange Commission (the “SEC”) on November 1, 2011 and declared effective November 10, 2011, File Number 333-177647.

The Registrant is requesting withdrawal of the Registration Statement because no securities were ever sold or will be sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Denise M. Tormey of SNR Denton US LLP, at (212) 398-4874.

Thank you for your assistance with this matter.

Very truly yours,

TURBOSONIC TECHNOLOGIES, INC.

By: /s/ Egbert Q. van Everdingen
       Egbert Q. van Everdingen
       President

Note: No other person is required to sign this application for withdrawal in reliance upon Rule 478 under the Securities Act of 1933.